SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INFINITE GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

456910306
(CUSIP Number)

Donald W. Reeve c/o Infinite Group, Inc. 80 Office Park Way Pittsford, NY 14534
(Name, address and telephone number of person authorized to receive notices and communications)

December 1, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 456910306	SCHEDULE 13D	Page _2_ of _4_ Pages

1	NAME OF REPORTING PERSONS Donald W. Reeve
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,400,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,400,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	SCHEDULE 13D	Page _3_ of _4_ Pages

Item 1.	Security and Issuer.

    The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Infinite Group, Inc., a Delaware corporation with its principal offices at 80 Office Park Way, Pittsford, NY 14534 (the “Company”).

Item 2.	Identity and Background.

This Schedule 13D is filed by Donald W. Reeve (the “Reporting Person”).  The Reporting Person is the principal partner at ReTech Services, LLC, a management consulting practice with its principal offices at 7 Cross Meadow Lane, Pittsford, NY 14534.  The principal business address of the Reporting Person is 80 Office Park Way, Pittsford, NY 14534.  The Reporting Person is a citizen of the United States.

The Reporting Person has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On September 5, 2013, the Company issued the Reporting Person an option to purchase 500,000 shares of Common Stock at an exercise price of $0.15 per share, exercisable for ten years from the date of issuance, on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2013 Stock Option Agreement”). The option was immediately exercisable to purchase 100,000 shares and the remaining shares vest annually at the rate of 100,000 shares on each of the next four anniversaries of the date on which the option was issued. The option was issued in consideration of the Reporting Person providing consulting services to the Company.  At December 1, 2014, 200,000 shares were vested.

On December 1, 2014, the Company entered into an unsecured line of credit financing agreement with the Reporting Person. As payment of an origination fee for the line of credit financing, the Company issued to the Reporting Person (i) 600,000 shares of Common Stock having an aggregate fair market value of $30,000 and (ii) an option to purchase 600,000 shares of Common Stock at an exercise price of $0.05 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2014 Stock Option Agreement”). The option vested immediately and has a term of ten years from the date of issuance.

Item 4.	Purpose of the Transaction.

The securities reported on herein were acquired in consideration of services provided by the Reporting Person to the Company and in payment of an origination fee in connection with an unsecured line of credit financing provided by the Reporting Person to the Company. The securities reported on herein are held for the purpose of investment.

Except for the acquisition of beneficial ownership of additional shares of Common Stock under the 2013 Option Agreement, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)
The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person are 1,400,000 shares, of which 600,000 are issued and outstanding and 800,000 are issuable under the terms of the 2013 Stock Option Agreement and the 2014 Stock Option Agreement. The 1,400,000 shares beneficially owned by the Reporting Person represent approximately 5.1% of the total shares of Common Stock outstanding as of December 1, 2014.  The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person is based upon the aggregate of 27,361,883 shares consisting of (i) 26,561,883 shares outstanding as of December 1, 2014 and (ii) 800,000 vested shares issuable under the terms of the 2013 Stock Option Agreement and the 2014 Stock Option Agreement.

b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all the shares of Common Stock reported on herein.
c)	Except as disclosed in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.
d)	None.
e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the 2013 Stock Option Agreement and the 2014 Stock Option Agreement and is incorporated herein by reference. A copy of each option agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.                      Description

1.	Stock Option Agreement dated as of September 5, 2013 by and between the Company and the Reporting Person.

2.
Stock Option Agreement dated as of December 1, 2014 by and between the Company and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 5, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014	By:	/s/ Donald W. Reeve
Donald W. Reeve